Exhibit 99.3

Archer Limited – Mandatory notification of trade

23|11|2011

On November 23, 2011, Mr. Christoph Bausch, Executive Vice President & CFO and primary insider of Archer Limited, purchased 10,000 shares at an average price of NOK 17.35 per share in Archer Limited.

After this transaction, Mr. Christoph Bausch holds directly and indirectly 20,000 shares and 400,000 stock options in Archer Limited.

This information is subject of the disclosure requirements acc. To §5-12 vphl (Norwegian Securities Trading Act)